EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Ventas, Inc. for the registration of  preferred stock, depository shares, common stock, warrants, and debt securities and to the incorporation by reference therein of our reports dated February 26, 2009, with respect to the consolidated financial statements and schedule of Ventas, Inc. and the effectiveness of internal control over financial reporting of Ventas, Inc., included in its Annual Report on Form 10-K, as amended by the Annual Report on Form 10-K/A,  for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois
April 2, 2009